May 12, 2009

Kathleen Collins, the Accounting Branch Chief

Mail Stop 4561
Securities and Exchange Commission
Washington, D.C. 20543

Re: Yucheng Technologies Limited
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed May 5, 2008
File no. 1-33134

Dear Ms. Collins:

We are responding to your letter to Mr. Remington Hu, dated May 7, 2009.  We have reproduced the comments of the Staff, and below each we have provided a response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349) has spoken with you and we understand that we may provide the intended responses in this letter for the Staff consideration before we make the actual amendments in the Form 20-F. Please feel free to contact Mr. Hudders. Once you have indicated that the Staff is satisfied with the responses, we will proceed to make the appropriate amendment to the Form 20-F for the fiscal year ended December 31, 2007, and file it on Edgar.

Form 20-F for the Fiscal Year Ended December 31, 2007

Note 2. Summary of Significant Accounting Policies and Practices

(m) Revenue Recognition, page F-19

1.
We note in your response to prior comment 2 that for bundled IT solution arrangements that include PCS for more than one year, you determined that PCS revenue was immaterial and therefore, you have not deferred PCS revenue in the past. However, in the proposed revenue recognition policy footnote included in your response, you state that for bundled arrangements that include more than one year of PCS, you defer revenue related to PCS, based on VSOE, and recognized such revenue ratably over the PCS period. Based on our phone conversation on April 21, 2009, please confirm, if true, that for bundled arrangements that included more than one year of PCS entered into prior to 2008, you did not defer revenue for the PCS element based on materiality and that for similar arrangements entered into beginning in 2008, revenue for PCS was deferred and recognized ratably over the PCS period based on VSOE.

RESPONSE BY YUCHENG

Yes, it is true that for bundled arrangements that included more than one year of PCS entered into prior to 2008, we did not defer revenue for the PCS element based on materiality and that for similar arrangements entered into beginning in 2008, revenue for PCS was deferred and recognized ratably over the PCS period based on VSOE.

2.
We note in your response to prior comment 7 in our letter dated November 13, 2008 that PCS pricing is determined based on your standard blended charge rate of RMB10,000 per man-month since your charge rates range from RMB 20,000 for senior engineers to RMB 7,500 for junior engineers. However, in the same response you state that VSOE for PCS is determined on a contract-by-contract basis and customer-by-customer basis based on region, customer size, risk and competition. Clarify whether all of your customers are charged a standard blended charge rate of RMB 10,000 per man-month for PCS renewals or whether the amount charged to your customers for PCS renewals vary by customer based on the mix of senior and junior engineers as well as region, customer size, risk and competition. If the amount charged to your customers vary, clarify whether the amounts charged for PCS contracts are within a tight range of each other. In this regard, based on our phone conversation on May 6, 2009, you stated that you used a bell-shaped curve approach in establishing VSOE of PCS renewals. Clarify how you established VSOE of PCS using this approach and how you applied this approach to each class of customers.

RESPONSE BY YUCHENG

As mentioned in our previous response dated January 13, 2009, our PCS is primarily offsite technical support services provided through telephone and email, and the PCS embedded in our one-year or multi-year bundled arrangement is essentially the same.

Overall, we do charge different man-month rates for different PCS contracts, based on the necessary mix of senior and junior engineers, region, customer size, risk and competition for each contract.  Having said that, our charge rates fall within a tight range of each other, as the rates below will show.

In estimating the VSOE of fair value of PCS for 2008, we have used a total of 9  maintenance services that we offered to our customers on a standalone basis as the source of our evidence.  We first excluded those contracts (3 out of the total 9 standalone maintenance contracts) which demanded significantly different service levels from what we typically offered on a bundled basis, such as mandatory on-site services, designated experts to lead the service response, etc.  We then subdivided the remaining contracts, based on customer size and risk, etc., into two customer groups, namely our major customer (China Construction Bank) and our other customers.  We derived from the analysis the mean blended charge rates of RMB12,000 for our major customer and RMB13,400 for our other customers. For our major customer, the blended charge rate ranged from RMB10,300 to RMB13,900, and for our other customer group, the blended charge rate ranged from RMB11,700 to RMB13,800. We consider that the mean blended charge rates fell within a tight range, and thus, we have used them to calculate deferrable revenue associated with PCS.

3.
Based on our phone conversation on May 6, 2009, we note all of your one-year PCS renewal contracts are priced at one man-month and that these renewals are used to establish VSOE of PCS for your one-year PCS contracts. We also note in your response to prior comment 2 in our letter dated January 13, 2009 that you began selling three-year bundled PCS contracts in 2007 and as a result, you do not have any renewals of three-year PCS contracts to establish VSOE of fair value for such contracts. In addition, in our phone conversation on May 6, 2009, you stated that three-year PCS contracts were priced between one man-month and three man-months and that the three-year PCS contracts are typically priced at two man-months. Clarify how you established VSOE of fair value for three-year PCS contracts when your pricing varies based on different man-months. In this regard, tell us how you considered TPA 5100.52 in determining VSOE of fair value for PCS for your three-year PCS contracts based on your one-year contract renewal pricing.

RESPONSE BY YUCHENG

The PCS services provided to our customers for 3-year PCS services in bundled contracts are essentially the same as those for 1-year PCS in bundled contracts. We use the approach outlined in our above response #2 to establish the VSOE of PCS for the bundled arrangements.

In our phone conversation on May 6, 2009, what we had meant was that our PCS in bundled contracts had budgets of man-months, and we typically budget one to three man-months for a 3-year PCS bundled contract.  We did not mean that we had renewals of PCS contracts.

Since we do not have any renewal of PCS contracts (as mentioned in our response to prior comment 2 in our letter dated January 13, 2009), our VSOE of fair value for PCS in bundled contracts is not established based on renewals of PCS contracts. Our initial bundled contracts generally do not include any stated man-month rates for renewals of PCS services; therefore, we consider TPA 5100.52 not to be applicable. Instead, we establish our VSOE based on the rates charged on standalone maintenance contracts as mentioned in our response to your comment 2 above.

4.	Tell us the total value of initial PCS contracts entered into in 2008 and the total amount of revenue related to new IT solutions and services contracts in 2008.

RESPONSE BY YUCHENG

We assume ‘initial PCS contracts’ refer to IT solutions and services contracts bundled with multi-year PCS services. The total revenue of IT solutions and services contracts bundled with multi-year PCS services for 2008 was RMB 54.2 million.  As a reference, the total deferred revenues related to bundled multi-year PCS in 2008 was Rmb 4.87 million.

The total amount of revenue relating to new IT solutions and services contracts in 2008 was RMB 207.4 million.

5.
Please confirm that your response was reviewed by your auditors, BDO McCabe Lo Limited, including the U.S. filing reviewer. Additionally, please provide the name and telephone number of the U.S. filing reviewer.

RESPONSE BY YUCHENG

The response has been reviewed by BDO and the U.S. filing reviewer, whose contact information is as below:

Ms. Wendy Hambleton, Partner
Telephone: 312616-4657
E-mail: whambleton@bdo.com

Mike Hottel, Senior Manager
Telephone: 312-233-1826
E-mail: mhottel@bdo.com

Please note BDO Seidman, LLP was the gatekeeper for the 2007 20-F.  As of now, BDO Seidman has not completed the gatekeeper review of the 2008 20-F.

*  *  *  *  *  *  *

In connection with responding to the comments of the Staff of the SEC, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 20-F;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely

/s/ Remington Hu
Remington Hu,
Chief Financial Officer